RECEIVED

2001 AUG 22 A 9:03

OFFICE OF INTERNATIONAL
CORPORATE FIN.

17 August 2007

PLC

Tesco ~~Holdings Limited~~

Recommended cash Offer for Dobbies Garden Centres plc

Termination of Irrevocable Undertakings

SUPPL

Tesco Holdings' announcement of 8 June 2007 of its firm intention to make an offer for Dobbies, and the document posted to Dobbies Shareholders on 20 June 2007 setting out the full terms of the Offer (the "Offer Document"), contained details of call options which had been granted to Tesco Holdings by the Dobbies Directors and certain of their connected persons in respect of Dobbies Shares amounting, in aggregate, to 1,648,966 Dobbies Shares (representing approximately 16.4 per cent. of the existing issued share capital of Dobbies) (the "Call Options"). Tesco Holdings announced on 6 August 2007 that the Call Options were being exercised on that day. Completion of the exercise of the Call Options took place on 7 August 2007.

The terms of the Call Options were included in the irrevocable undertakings entered into by the Dobbies Directors and certain of their connected persons (the "Irrevocable Undertakings") dated 7 June 2007.

Prior to the exercise by James Barnes and Johnny Trotter of options under the Dobbies 2001 Executive Option Scheme in respect, in aggregate, of 125,000 Dobbies Shares (representing approximately 1.24 per cent. of the existing issued share capital of Dobbies) (the "Executive Option Shares"), which was announced earlier today by Dobbies, James Barnes, Johnny Trotter and Sharon Brown entered into termination agreements with Tesco Holdings (the "Termination Agreements") pursuant to which the Irrevocable Undertakings entered into by such Dobbies Directors and Tesco Holdings were terminated.

Copies of the Irrevocable Undertakings and the Termination Agreements will be available for inspection during normal business hours on any weekday (Saturdays, Sundays and public holidays excepted) at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London, EC4Y 1HS, until the end of the Offer Period.

Terms defined in the Offer Document have the same meanings in this announcement.

Enquiries

PROCESSED

AUG 27 2007

THOMSON
FINANCIAL

Tesco
Chris Griffith, Investor Relations
Trevor Datson, Media

Tel: +44 1992 644 116
Tel: +44 1992 644 645

Greenhill (financial adviser to Tesco)
Simon Borrows
David Wyles

Tel: +44 20 7198 7400

JPMorgan Cazenove (broker to Tesco)
John Paynter
Luke Bordewich

Tel: +44 20 7588 2828

Maitland (PR adviser to Tesco)
Angus Maitland

Tel: +44 20 7379 5151

07026182

In accordance with normal UK practice and pursuant to Rule 14e-5(b) of the US Exchange Act, Tesco or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Dobbies Shares outside the United States, other than pursuant to the Offer, during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website, www.londonstockexchange.com.

17 August 2007

Tesco Holdings Limited

Recommended cash Offer for Dobbies Garden Centres plc

Offer declared unconditional in all respects

On 8 June 2007, the boards of directors of Tesco PLC ("Tesco") and Dobbies Garden Centres plc ("Dobbies") announced the terms of a recommended cash Offer to be made by Tesco Holdings Limited ("Tesco Holdings") for Dobbies at a price of 1,500 pence per Dobbies Share. The document setting out the full terms of the Offer (the "Offer Document") was posted to Dobbies Shareholders on 20 June 2007.

The Offer was conditional on valid acceptances of the Offer being received (and not, where permitted, withdrawn) in respect of such number of Dobbies Shares which, together with any Dobbies Shares acquired or agreed to be acquired by Tesco Holdings and/or any member of the Tesco Group before or during the Offer Period, would result in Tesco Holdings holding (whether pursuant to the Offer or otherwise) Dobbies Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at a general meeting of Dobbies. For the purposes of this condition, Dobbies Shares which have been unconditionally allotted but not issued, whether pursuant to the exercise of any outstanding subscription or conversion rights or otherwise, shall be deemed to carry the voting rights which they will carry upon issue.

The board of directors of Tesco announces that as at 3.00 p.m. (London time) on 17 August 2007, valid acceptances of the Offer had been received in respect of a total of 2,398,641 Dobbies Shares, representing approximately 23.5 per cent. of the existing issued share capital of Dobbies. This total includes valid acceptances of the Offer received in respect of 270,791 Dobbies Shares, representing approximately 2.7 per cent. of the existing issued share capital of Dobbies, for which irrevocable undertakings to accept the Offer have been received.

In addition to the Dobbies Shares in respect of which Tesco Holdings has received acceptances of the Offer, Tesco Holdings owns 3,011,816 Dobbies Shares, representing approximately 29.5 per cent. of the existing issued share capital of Dobbies.

In total, therefore, as at 3.00 p.m. (London time) on 17 August 2007, Tesco Holdings may count 5,410,457 Dobbies Shares (representing approximately 53.1 per cent. of the existing issued share capital of Dobbies) towards satisfaction of the acceptance condition to its Offer.

All conditions of the Offer, as set out in the Offer Document dated 20 June 2007, have now been satisfied or waived and the Offer has been declared unconditional in all respects.

Commenting on the Offer, Sir Terry Leahy, Chief Executive of Tesco, said:

"We're absolutely delighted that we'll be able to put our exciting plans for Dobbies into practice. We look forward to working with Dobbies' excellent staff and first-class management team; it's a great brand that we will retain and develop from its Scottish base. With our backing and support, the management team can now invest in the development of Dobbies in order to realise more quickly its full potential and grasp the opportunities offered by a shift towards green consumption."

Background to and reasons for the Offer

- Tesco believes that Dobbies has the best garden centre business model in the UK, with an excellent management team and a strong brand, which will become a nationwide business serving more customers and offering greater choice and keener pricing.

- The acquisition of Dobbies will provide Tesco with a new source of growth with the longer term potential for Dobbies to grow strongly and increase access to environmentally friendly products at keener prices, allowing more customers to make a greener choice.

- Tesco also believes that Dobbies will be better placed to respond to customers who are seeking to make a positive difference to the environment, developing and offering greener products such as wind turbines, ground source heat pumps, home insulation and composters and services such as personal carbon footprint calculators.

- Dobbies will retain its head office in Midlothian and its unique brand, heritage and culture under the Tesco Group umbrella.

- As well as the opportunity for Dobbies staff to contribute to the creation of the best niche garden centre business in the UK, Tesco believes that there will be greater career opportunities for Dobbies' staff as a result of faster growth.

Extension of the Offer

The Offer, which remains subject to the terms set out in the Offer Document, will remain open for acceptance until further notice.

Dobbies Shareholders who have not yet accepted the Offer are urged to do so as soon as possible.

For Dobbies Shares held in certificated form, to accept the Offer, Forms of Acceptance not yet returned should be completed, signed and returned in accordance with the instructions set out in the Offer Document and on the Form of Acceptance, so as to be received as soon as possible.

For Dobbies Shares held in uncertificated form (that is, held in CREST) an Electronic Acceptance should be made in accordance with the instructions set out in paragraphs 14(e) to 14(g) of the letter from Tesco in Part II of the Offer Document as soon as possible.

Consideration

Settlement of cash consideration due under the Offer will be despatched (or, in respect of Dobbies Shares held in uncertificated form, credited through CREST) on or before 31 August 2007 in respect of Dobbies Shares for which acceptances of the Offer, valid in all respects, have already been received or, in respect of Dobbies Shares held in uncertificated form, for which Electronic Acceptances have already been validly made. Settlement of cash consideration in respect of valid acceptances received or made after 17 August 2007 will be despatched (or, in respect of Dobbies Shares held in uncertificated form, credited through CREST) within 14 days of such acceptances being received.

The aggregate nominal value of elections for the Loan Note Alternative has exceeded £2 million and accordingly Loan Notes will be issued to those holders of Dobbies Shares who have elected to receive Loan Notes under the Loan Note Alternative. For acceptances which have already been received, definitive certificates in respect of that election will be despatched on or before 31 August 2007 and for acceptances received or made after 17 August 2007, certificates will be despatched within 14 days of such acceptances being received.

General

Save as set out in this announcement neither Tesco, nor Tesco Holdings, nor any person acting in concert with Tesco, nor any person acting in concert with Tesco Holdings, has any interest in or right to subscribe for relevant securities of Dobbies or has any short position in relation to relevant securities of Dobbies (whether conditional or absolute and whether in money or otherwise) including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery of any relevant securities of Dobbies.

Save for the irrevocable undertakings described in the Offer Document, certain of which, as Tesco Holdings announced on 17 August 2007, have since been terminated, neither Tesco, nor Tesco Holdings, nor any person acting in concert with Tesco, nor any person acting in concert with Tesco Holdings, has borrowed or lent any relevant securities nor has any arrangement in relation to relevant securities been made. For these purposes, "arrangement" includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to relevant securities which is, or may be, an inducement to deal or refrain from dealing in such securities.

Terms defined in the Offer Document have the same meanings in this announcement. The terms "acting in concert" and "relevant securities" have the same meanings as in the City Code.

Enquiries

Tesco
Steve Webb, Investor Relations   Tel: +44 1992 644 800
Jonathan Church, Media   Tel: +44 1992 646 606

Greenhill (financial adviser to Tesco)   Tel: +44 20 7198 7400
Simon Borrows
David Wyles

JPMorgan Cazenove (broker to Tesco)   Tel: +44 20 7588 2828
John Paynter
Luke Bordewich

Maitland (PR adviser to Tesco)   Tel: +44 20 7379 5151
Angus Maitland

This announcement does not constitute an offer or invitation to purchase any securities. The Offer is being made solely by means of the Offer Document and the accompanying Form of Acceptance, which contain the full terms and conditions of the Offer, including details of how it may be accepted.

Greenhill & Co. International LLP, which is authorised and regulated in the United Kingdom by the Financial Services Authority, is acting exclusively for Tesco Holdings and Tesco and no-one else in connection with the Offer and will not be responsible to anyone other than Tesco Holdings and Tesco for providing the protections afforded to clients of Greenhill & Co. International LLP nor for providing advice in relation to the Offer.

This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the United Kingdom.

The availability of the Offer to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not so resident should inform themselves about and observe any applicable requirements. Further details in relation to Overseas Shareholders are contained in the Offer Document.

The Offer (including the Loan Note Alternative) is not being made, directly or indirectly, in or into and is not capable of acceptance in or from Canada, Australia or Japan. Accordingly, copies of this announcement are not being, and must not be, mailed or otherwise forwarded, distributed or sent in or into or from Canada, Australia or Japan. Custodians, nominees and trustees should observe these restrictions and should not send or distribute copies of this announcement in or into Canada, Australia or Japan.

The Loan Notes to be issued in connection with the Offer have not been, nor will they be, registered under the US Securities Act nor under any laws of any jurisdiction of the United States, the relevant clearances have not been, and will not be, obtained from the securities commission of any province of Canada and no prospectus has been lodged with, or registered by, the Australian Securities and Investments Commission or the Japanese Ministry of Finance. Accordingly, the Loan Notes may not (unless an exemption under the relevant securities laws is applicable) be offered, sold, resold, delivered or transferred, directly or indirectly, in or into the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of, or require registration thereof in, such jurisdiction or to, or for the account or benefit of, a person located in the United States, Canada, Australia or Japan.

The Offer is being made in the United States pursuant to an exemption from the US tender offer rules provided by Rule 14d-1(c) under the US Exchange Act.

Notice to US holders of Dobbies Shares:

The Offer is being made for the securities of a UK company and is subject to UK disclosure requirements, which are different from those of the United States. The financial information included in the Offer Document has been prepared in accordance with generally accepted accounting principles of the United Kingdom and thus may not be comparable to financial information of US companies or companies whose financial statements are prepared in accordance with generally accepted accounting principles in the United States. The Offer is being made in the United States pursuant to applicable US tender offer rules and otherwise in accordance with the requirements of the City Code. Accordingly, the Offer is subject to disclosure and other procedural requirements, including with respect to withdrawal rights, offer timetable, settlement procedures and timing of payments that are different from those applicable under US domestic tender offer procedures and law.

The receipt of cash pursuant to the Offer by a US holder of Dobbies Shares may be a taxable transaction for US federal income tax purposes and under applicable US state and local, as well as foreign and other tax laws. Each holder of Dobbies Shares is urged to consult his independent professional adviser immediately regarding the tax consequences of acceptance of the Offer.

It may be difficult for US holders of Dobbies Shares to enforce their rights and any claim arising out of the US federal securities laws, since Tesco and Dobbies are located in a non-US country, and some or all of their officers and directors may be residents of a non-US country. US holders of Dobbies Shares may not be able to sue a non-US company or its officers or directors in a non-US court for violations of the US securities laws. Further, it may be difficult to compel a non-US company and its affiliates to subject themselves to a US court's judgement.

In accordance with normal UK practice and pursuant to Rule 14e-5(b) of the US Exchange Act, Tesco or its nominees, or its brokers (acting as agents), may from time to time make certain purchases of, or arrangements to purchase, Dobbies Shares outside the United States, other than pursuant to the Offer, during the period in which the Offer remains open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required in the UK, will be reported to a Regulatory Information Service and will be available on the London Stock Exchange website, www.londonstockexchange.com.

END